Exhibit n.7

Exhibit n.7 The United States of America SMALL BUSINESS ADMINISTRATION LICENSE This is to certify that Capital South Partners Fund II, L.P. a North Carolina Limited Partnership with its principal office located at Charlotte, North Carolina is hereby licensed as a Small Business Investment Company under the Small Business Investment Act of 1958, as amended to provide equity capital, long-term loans and management assistance to small businesses for their operations, growth, expansion and modernization. This License is not assignable or transferable without the power approval of the Small Business Administration. The aforesaid Licensee is authorized to conduct its operations in the areas described in its license application Issued at Washington, D.C. on September 24, 2003 04/01-0293 NUMBER Hector V. Barreto Administrator